December 8, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
Extension Request
File No. 001-13279
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended April 2, 2006

Dear Mr. Skinner,

This letter is to request an extension to the date for the submission of our responses to your letter dated December 1, 2006, with a response due on December 15, 2006 (ten business days).

We are in the process of reviewing your comments and request an extension to January 2, 2007, to complete our response.  Thank you for your consideration.

Sincerely,

/s/ Fredric B. Anderson

Fredric B. Anderson
Vice President, Corporate Controller
Intermec, Inc.